SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

294100102
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294100102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Evermore Global Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		See Item 4.
	6	SHARED VOTING POWER
See Item 4.
	7	SOLE DISPOSITIVE POWER
See Item 4.
	8	SHARED DISPOSITIVE POWER
See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,151,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9[1]
6.8%
12	TYPE OF REPORTING PERSON
(see instructions)
IA, OO

[1]	This percentage is based on 46,069,000 shares of common stock outstanding as of December 2, 2015, as set forth in the issuer’s Q1 FY2016 10-Q (filed on 12/8/2015).

CUSIP NO. 294100102	13G	Page 3 of 6 Pages

Item 1.

	(a)	Name of Issuer.

Enzo Biochem, Inc.

	(b)	Address of Issuer’s Principal Executive Offices.

527 Madison Avenue
New York, NY 10022

Item 2.

	(a)	Name of Person Filing.

Evermore Global Advisors, LLC

	(b)	Address of Principal Business Office or, if none, Residence.

89 Summit Avenue
Summit, NJ 07901

	(c)	Citizenship.

Delaware

	(d)	Title of Class of Securities.

Common Stock – $0.01 par value

	(e)	CUSIP Number.

294100102

CUSIP NO. 294100102	13G	Page 4 of 6 Pages

Item 3.		If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.		Ownership.

The securities reported herein are beneficially owned by the Evermore Global Value Fund, a series of Evermore Funds Trust, an investment company registered under the Investment Company Act of 1940.  Evermore Global Advisors, LLC (“EGA”), an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser to Evermore Funds Trust and its Evermore Global Value Fund series pursuant to an investment advisory agreement that gives EGA investment discretion and voting power over the securities held in the Evermore Global Value Fund.  Accordingly, EGA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities beneficially owned by the Evermore Global Value Fund.

	(a)	Amount Beneficially Owned.

3,151,784

CUSIP NO. 294100102	13G	Page 5 of 6 Pages

(b)	Percent of Class.

6.8%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 3,151,784
	(ii)	shared power to vote or to direct the vote: 0
	(iii)	sole power to dispose or to direct the disposition of: 3,151,784
	(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Evermore Global Value Fund, a series of Evermore Funds Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, such securities reported herein.

The Evermore Global Value Fund has an interest in 3,151,784 shares, or 6.8%, of the class of securities reported herein as of December 31, 2015.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 294100102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2016

Evermore Global Advisors, LLC

By: //Eric LeGoff
Eric LeGoff
President